                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16a OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the Month of August, 2002

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

610 LINCOLN STREET
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             X       Form 40-F
                  --------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X
     -------           -----

On August 9, 2002, AltaRex Corp. (the "Company") announced that it had engaged Vitale, Caturano & Company as the Company's independent auditors, effective immediately. The Company's engagement of Vitale, Caturano & Company follows the resignation in June 2002 of Arthur Andersen LLP as the Company's independent auditors in connection with Arthur Andersen LLP's cessation of its audit practice in the United States. The full text of the press release issued in connection with the announcement of the engagement of Vitale, Caturano & Company is filed as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference. Also incorporated herein by reference is the notice of the change of auditors filed by the Company with Canadian securities authorities on July 30, 2002, the full text of which is filed as Exhibit 99.2 to this report on Form 6-K.

                                INDEX TO EXHIBITS

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
99.1           Press Release Regarding Change in Auditors, dated August 9, 2002.

99.2 Notice of Change of Auditors, as filed with Canadian securities authorities on July 30, 2002.


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ALTAREX CORP.

                                        By: /s/ Richard E. Bagley
                                           -------------------------------------

                                        Omar Hussain

                                        Name:  Richard E. Bagley

                                        Title: President and
                                               Chief Executive Officer

                                        Date:  August 14, 2002



                                     - 2 -